UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Clever Leaves Holdings Inc.

(Name of Issuer)

Common shares without par value

(Title of Class of Securities)

186760104

(CUSIP Number)

George J. Schultze

c/o Schultze Special Purpose Acquisition Sponsor, LLC

800 Westchester Avenue, Suite S-632

Rye Brook, NY 10573

(914) 701-5260

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 186760104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Schultze Special Purpose Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,148,844
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,148,844
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,148,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 24.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 186760104	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS George J. Schultze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,148,844
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,148,844
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,148,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 24.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 186760104	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares without par value (“Common Shares”) of Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada (the “Issuer”). The principal executive offices of the Issuer are located at 489 Fifth Avenue, 27th Floor, New York, New York 10017.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Schultze Special Purpose Acquisition Sponsor, LLC (the “Sponsor”) and George J. Schultze (together, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 800 Westchester Avenue, Suite S-632, Rye Brook, NY 10573.

(c)	The Sponsor’s sole business, prior to the Business Combination (as defined in Item 4), was to act as the sponsor in connection with the initial public offering of Schultze Special Purpose Acquisition Corp. (“SAMA”), and following the Business Combination, is to hold securities of the Issuer. Mr. Schultze is the Managing Member and Founder of Schultze Asset Management GP, LLC (“SAM GP”), which is the general partner of Schultze Asset Management, LP (“SAM LP”), an alternative investment management firm and the manager of the Sponsor. Mr. Schultze also controls Schultze Master Fund, Ltd (“Master Fund”), the majority owner of the Sponsor. The principal business address of each of SAM GP, SAM LP and Master Fund is 800 Westchester Avenue, Suite S-632, Rye Brook, NY 10573.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	The Sponsor was formed under Delaware law. Mr. Schultze is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule 13D were received by the Sponsor in exchange for securities of SAMA in connection with the consummation of the Business Combination.

Item 4.	Purpose of Transaction.

Business Combination Agreement

On December 18, 2020 (the “Closing Date”), the business combination (the “Business Combination”) of SAMA and Clever Leaves International Inc. (“Clever Leaves”) was consummated pursuant to that certain Amended and Restated Business Combination Agreement, dated as of November 9, 2020 (the “Business Combination Agreement”), by and among the Issuer, SAMA, Novel Merger Sub Inc. and Clever Leaves. On the Closing Date, among other transactions, each outstanding share of SAMA common stock and SAMA warrant was exchanged for Common Shares or warrants to purchase Common Shares (“Warrants”), respectively, on a one-for-one basis. In connection with such exchange, the Sponsor received 2,248,844 Common Shares and 4,900,000 Warrants.

CUSIP No. 186760104	SCHEDULE 13D	Page 5 of 8 Pages

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement, dated as of December 10, 2018 (the “Warrant Agreement”), between the Issuer (as successor to SAMA) and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, as amended by that certain Assignment, Assumption and Amendment Agreement, dated as of December 18, 2020 (the “Warrant Amendment”), among the Issuer, SAMA and Continental. Each Warrant entitles the registered holder to purchase one Common Share at a price of $11.50 per share, subject to adjustment as described therein, at any time commencing on January 17, 2021 and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) December 18, 2025, (y) the liquidation of the Issuer and (z) the date the Issuer elects to redeem all Warrants subject to redemption, as applicable. Pursuant to the Warrant Agreement, the Warrants held by the Sponsor or its permitted transferees are not redeemable by the Issuer and may be exercised on a cashless basis.

Transaction Support Agreement

Pursuant to the Transaction Support Agreement, dated as of July 25, 2020 (the “Transaction Support Agreement”), among the Issuer, SAMA, Clever Leaves and the Sponsor, as amended by Amendment No. 1 to the Transaction Support Agreement, dated as of November 9, 2020 (the “TSA Amendment”), among other matters, (i) the Sponsor and SAMA agreed to take all actions necessary to amend the Stock Escrow Agreement (as defined below) to establish the escrow terms of certain Common Shares held by the Sponsor and SAMA’s former independent directors and (ii) the Common Shares held by the Sponsor are subject to certain lock-up and forfeiture arrangements ending December 18, 2021, with such restriction on sales and transfers to terminate early if, following June 16, 2021, the closing trading price of the Common Shares equals or is greater than $12.50 for any 20 out of any 30 consecutive trading days.

Stock Escrow Agreement

Pursuant to the Stock Escrow Agreement, dated as of December 10, 2018 (the “Stock Escrow Agreement”), among the Issuer (as successor to SAMA), the Sponsor, certain other shareholders named therein and Continental, as escrow agent, as amended by Amendment No. 1 to the Stock Escrow Agreement, dated as of December 18, 2020 (the “Escrow Amendment”), Common Shares held by the Sponsor and SAMA’s former independent directors will be released from escrow to the Sponsor and such directors as follows: (i) 1,108,421 Common Shares will be released to the Sponsor and an aggregate of 60,000 Common Shares will be released to SAMA’s former independent directors at the earlier of: (x) December 18, 2021, or (y) the date on which the closing price of the Common Shares on the Nasdaq Capital Market (“Nasdaq”) equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within any consecutive 30 trading day period after the Closing Date; (ii) 570,212 Common Shares will be released to the Sponsor if the closing price of the Common Shares on Nasdaq equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within any consecutive 30 trading day period on or before December 18, 2022; and (iii) 570,211 Common Shares will be released to the Sponsor if the closing price of the Common Shares on Nasdaq equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within any consecutive 30 trading day period on or before December 18, 2024.

Investors’ Rights Agreement

Pursuant to the Investors’ Rights Agreement, dated as of December 18, 2020 (the “Investors’ Rights Agreement”), among the Issuer, the Sponsor and certain other shareholders named therein, among other matters:

(i)	so long as the Minimum Holding Condition (as defined below) is satisfied, the holders of a majority of the Common Shares party to the Investors’ Rights Agreement (the “Majority Holders”) will have the right to nominate one director to the Issuer’s board of directors, subject to adjustment as set forth therein. The “Minimum Holding Condition” is considered satisfied for so long as the Majority Holders hold: (i) 50% of the total number of Common Shares held by such holders on the date of the Investors’ Rights Agreement and (ii) 2% of the then-issued and outstanding Common Shares, as determined on a fully diluted basis, including any earn-out shares for so long as the earn-out remains capable of being satisfied; and

(ii)	the Sponsor and the other shareholders named therein are entitled to registration rights for their respective Common Shares, including demand, “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions.

CUSIP No. 186760104	SCHEDULE 13D	Page 6 of 8 Pages

The foregoing summary of certain terms of the Business Combination Agreement, the Warrant Agreement, the Warrant Amendment, the Transaction Support Agreement, the TSA Amendment, the Stock Escrow Agreement, the Escrow Amendment and the Investors’ Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-8 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares or Warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As described in Item 4, the Reporting Persons may be deemed the beneficial owners of 7,148,844 Common Shares, including 4,900,000 Common Shares underlying Warrants directly held by the Sponsor that are exercisable within the following 60 days, representing approximately 24.1% of the outstanding Common Shares (as adjusted for the Common Shares issuable upon exercise of such Warrants). The aggregate percentage of Common Shares beneficially owned by the Reporting Persons is calculated based upon 24,805,621 Common Shares outstanding as of December 18, 2020.

(b)	By virtue of his control of SAM LP and Master Fund, the manager and majority owner of the Sponsor, respectively, Mr. Schultze has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 7,148,844 Common Shares beneficially owned by the Sponsor.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Shares in the past 60 days.

(d)	As of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Schedule 13D. By virtue of his control of SAM LP and Master Fund, the manager and majority owner of the Sponsor, respectively, Mr. Schultze has the sole right to direct the receipt of dividends in respect of, and proceeds from the sale of, the Common Shares and Warrants (including the Common Shares issuable upon exercise of such Warrants) held by the Sponsor.

(e)	Not applicable.

CUSIP No. 186760104	SCHEDULE 13D	Page 7 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Amended and Restated Business Combination Agreement, dated November 9, 2020, among the Issuer, Schultze Special Purpose Acquisition Corp., Clever Leaves International Inc. and Novel Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of Schultze Special Purpose Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38760), filed with the Securities and Exchange Commission on November 9, 2020).
2	Warrant Agreement, dated December 10, 2018, between the Issuer (as successor to Schultze Special Purpose Acquisition Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Schultze Special Purpose Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38760), filed with the Securities and Exchange Commission on December 14, 2018).
3	Assignment, Assumption and Amendment Agreement, dated December 18, 2020, among the Issuer, Schultze Special Purpose Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K (File No. 001-39820), filed with the Securities and Exchange Commission on December 28, 2020).
4	Transaction Support Agreement, dated July 25, 2020, among the Issuer, Schultze Special Purpose Acquisition Corp., Clever Leaves International Inc. and Schultze Special Purpose Acquisition Sponsor, LLC (incorporated by reference to Exhibit 10.2 of Schultze Special Purpose Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38760), filed with the Securities and Exchange Commission on July 29, 2020).
5	Amendment No. 1 to the Transaction Support Agreement, dated November 9, 2020, among the Issuer, Schultze Special Purpose Acquisition Corp., Clever Leaves International Inc. and Schultze Special Purpose Acquisition Sponsor, LLC (incorporated by reference to Exhibit 10.2 of Schultze Special Purpose Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38760), filed with the Securities and Exchange Commission on November 9, 2020).
6	Stock Escrow Agreement, dated December 10, 2018, among the Issuer (as successor to Schultze Special Purpose Acquisition Corp.), Schultze Special Purpose Acquisition Sponsor, LLC, Continental Stock Transfer & Trust Company and certain other shareholders named therein (incorporated by reference to Exhibit 10.3 of Schultze Special Purpose Acquisition Corp.’s Current Report on Form 8-K (File No. 001-38760), filed with the SEC on December 14, 2018).
7	Amendment No. 1 to the Stock Escrow Agreement, dated December 18, 2020, among the Issuer (as successor to Schultze Special Purpose Acquisition Corp.), Schultze Special Purpose Acquisition Sponsor, LLC, Continental Stock Transfer & Trust Company and certain other shareholders named therein (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (File No. 001-39820), filed with the Securities and Exchange Commission on December 28, 2020).
8	Investors’ Rights Agreement, dated December 18, 2020, among the Issuer, Schultze Special Purpose Acquisition Sponsor, LLC and certain other shareholders named therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-39820), filed with the Securities and Exchange Commission on December 28, 2020).
9	Joint Filing Agreement, dated as of December 28, 2020, among the Reporting Persons.*

*	Filed herewith.

CUSIP No. 186760104	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 28, 2020

SCHULTZE SPECIAL PURPOSE ACQUISITION SPONSOR, LLC

By:	Schultze Asset Management, LP, its manager
By:	Schultze Asset Management GP, LLC, its general partner

By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Managing Member

/s/ George J. Schultze
George J. Schultze

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